510 Burrard St, 3rd Floor
Date: June 23, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	July 21, 2017
Record Date for Voting (if applicable) :	July 21, 2017
Beneficial Ownership Determination Date :	July 21, 2017
Meeting Date :	September 07, 2017
Morris J. Wosk Centre for Dialogue
Meeting Location (if available) :	580 West Hastings Street
Vancouver, B.C.
V6B 1L6
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	120831102	CA1208311029

Sincerely,

Computershare
Agent for BURCON NUTRASCIENCE CORPORATION